EXHIBIT 1

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the Schedule 13G filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of Class A ordinary shares, CHF 0.10 par value per share, of On Holding AG is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1). This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: January 12, 2022

/s/ Carlos Alberto da Veiga Sicupira
Carlos Alberto da Veiga Sicupira

CHL Investment Fund Ltd.

By:	/s/ Anya Sturrup and Lashawn Rolle
Name: Touro Investments Holdings Ltd.
Title: Director

By:	/s/ Wendy Warren and Renata Grosche
Name: Liko International Ltd.
Title: Director